SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the fourth quarter and the year ended December 31, 2017 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2017 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2017 and 2016

(Unit : in billions of Korean Won)	2017	2016	Change
Total Assets	181,944	177,837	2.3%
Total Liabilities	108,866	104,786	3.9%
Total Equity	73,078	73,051	0.0%

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2017 and 2016

(Unit : in billions of Korean Won)	2017 Oct.-Dec.	2016 Oct.-Dec.	Change	2017 Jan.-Dec.	2016 Jan.-Dec.	Change
Operating revenues	15,555	15,286	1.8%	59,815	60,190	-0.6%
Operating income (loss)	-129	1,268	-110.2%	4,953	12,002	-58.7%
Income (Loss) before income tax	-461	480	-196.0%	3,698	10,513	-64.8%
Net income (loss)	-1,279	279	-557.5%	1,509	7,148	-78.9%
Net income (loss) attributable to owners of the company	-1,320	273	-583.1%	1,367	7,049	-80.6%

CONDENSED SEPARATE STATEMENTS OF FINANCIAL POSITION

As of December 31, 2017 and 2016

(Unit : in billions of Korean Won)	2017	2016	Change
Total Assets	106,548	105,321	1.2%
Total Liabilities	50,766	49,854	1.8%
Total Equity	55,782	55,467	0.6%

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2017 and 2016

(Unit : in billions of Korean Won)	2017 Oct.-Dec.	2016 Oct.-Dec.	Change	2017 Jan.-Dec.	2016 Jan.-Dec.	Change
Operating revenues	15,400	15,334	0.4%	59,966	60,290	-0.5%
Operating income (loss)	36	-61	158.9%	1,554	4,882	-68.2%
Income (Loss) before income tax	-100	-283	64.7%	2,153	5,428	-60.3%
Net income (loss)	-501	-218	-130.3%	1,507	4,262	-64.6%

* The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: February 13, 2018